Filed by GETCO Holding Company, LLC,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Knight Capital Group, Inc. (Commission File No. 001-14223)

Knight Holdco, Inc. (Commission File No. 333-186624)

The filing, which includes the Joint Press Release issued by Knight Capital Group, Inc. and GETCO Holding Company, LLC on April 15, 2013 may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2012 and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

On April 15, 2013, Knight and GETCO issued the following joint press release:

KNIGHT CAPITAL GROUP AND GETCO ANNOUNCE FILING OF AMENDED S-4 REGISTRATION STATEMENT AND AMENDMENT TO MERGER AGREEMENT

Value of aggregate consideration for Knight stockholders and GETCO unitholders in the transaction remains unchanged

JERSEY CITY, N.J. and CHICAGO, Ill. (April 15, 2013) – Knight Capital Group, Inc. (NYSE Euronext: KCG) (“Knight”) and GETCO Holding Company, LLC (“GETCO”) announced today that Knight Holdco, Inc. (“KCG”), the new public holding company that will be the parent company of Knight and GETCO after the close of the transaction, filed an amendment to its previously filed Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes, among other items, a description of amendments made by the parties to the merger agreement, dated December 19, 2012, to adjust the exchange ratios by which Knight Class A Common Stock and GETCO units will be exchanged for KCG common stock.

Under the amended and restated merger agreement, dated April 15, 2013, Knight stockholders will have the right to elect to receive $3.75 per share in cash for each share of Knight Class A Common Stock or one-third of a share of KCG common stock. The cash portion of the consideration for Knight stockholders remains subject to pro-ration if the holders of more than 66.7 percent of the Knight common stock eligible for election in the transaction properly elect to receive the cash consideration for their Knight shares. GETCO Class A, Class B and Class P unitholders, under the revised terms, are expected to receive, in the aggregate, approximately 76.7 million shares of KCG common stock and 24.4 million warrants to acquire additional common stock.

The adjustment to the exchange ratio does not affect the value of the aggregate consideration paid either to Knight stockholders or GETCO unitholders. These adjustments are designed to ensure that the trading price of KCG common stock at closing is above the NYSE’s minimum stock price listing requirement, which is $4.00 per share.

The amended Registration Statement is available at www.sec.gov (under “Knight Holdco, Inc.”) as well as www.knight.com/investorrelations/secfiling.asp.

Once declared effective by the SEC, the final Joint Proxy Statement of Knight and GETCO and a Prospectus relating to the stock of KCG to be issued in the transaction will be distributed to Knight stockholders and GETCO unitholders in advance of each company’s special meeting to approve the transaction.

About Knight

Knight Capital Group (NYSE Euronext: KCG) is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. Knight is headquartered in Jersey City, N.J. with a global presence across the Americas, Europe, and the Asia Pacific regions. For further information about Knight, please visit www.knight.com.

About GETCO

GETCO is one of the world’s largest independent market makers. Founded in 1999, GETCO employs over 400 Associates located in Chicago, New York, Palo Alto, London, and Singapore. The firm’s primary business involves both buying and selling securities to provide two-sided markets on exchanges around the world. The liquidity GETCO supplies allows investors to immediately transfer securities positions while saving money on trading costs. More information is available at www.GETCOllc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Knight or GETCO. In connection with the agreement and plan of merger among Knight, GETCO and GA-GTCO, LLC (the “Merger Agreement”), Knight Holdco, Inc. (“KCG”) filed with the SEC, on April 15, 2013, Amendment No. 1 to its Registration Statement on Form S-4, that includes a preliminary Joint Proxy Statement of Knight and GETCO and a preliminary Prospectus of KCG (together with the Joint Proxy Statement, as amended, the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KNIGHT, GETCO, KCG AND THE PROPOSED TRANSACTION. The Form S-4, including the Joint Proxy Statement / Prospectus, and other relevant materials (when they become available), and any other documents filed by GETCO, KCG or Knight with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” Knight Capital Group, 545 Washington Boulevard, Jersey City, NJ 07310 in the case of Knight, or by accessing Knight’s website at www.knight.com under the heading “Investor Relations” and then under “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

GETCO, Knight and KCG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Knight in connection with the proposed transaction. Information about Knight’s directors and executive officers is available in Knight’s definitive proxy statement, dated April 3, 2012, for its 2012 annual meeting of stockholders. Other information regarding the participants and other persons who may be deemed participants and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Merger.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2012, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

CONTACTS

Jonathan Mairs Managing Director, Knight Capital Group, Inc. 201-356-1529 jmairs@knight.com	Sophie Sohn Head of Communications, GETCO LLC 312-931-2299 media@getcollc.com